Exhibit 99.2

NQ Mobile Inc. Provides an Update on the FL Mobile Divestment and the Sale of Showself's Live Social Video Business

BEIJING, Nov. 20, 2017 /PRNewswire/ -- NQ Mobile Inc. ("NQ Mobile" or the "Company"), a leading global provider of mobile internet services, today provided an update on the FL Mobile Divestment and the sale of Showself's live social video business. The Company today received an additional RMB400 million cash which brings the total cash received by the Company pursuant to the definitive agreements of the divestments to RMB1.350 billion. Tongfang Investment Fund Series SPC, an affiliate of Tongfang Securities Limited, a part of Tsinghua Tongfang, remains committed to completing the entire divestments, and all parties involved remain confident this will complete quickly.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile's portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations:

NQ Mobile Inc.
Email: investors@nq.com
Phone: +1 469 310 5281
Phone: +86 10 6452 2017
Twitter: @NQMobileIR